UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Surge Components, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

868908104

(CUSIP Number)

Bradley P. Rexroad

970 Reserve Drive, Suite 126

Roseville, CA 95678

(916) 791-1842

Michael D. Tofias

25 Cambridge Drive

Short Hills, NJ 07078

(917) 699-6505

With a copy to:

David J. Berger

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 868908104	13D
(1) NAMES OF REPORTING PERSONS Bradley P. Rexroad
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
670,743 shares
(8) SHARED VOTING POWER
0 shares
(9) SOLE DISPOSITIVE POWER
670,743 shares
(10) SHARED DISPOSITIVE POWER
0 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,743 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

*Percentage calculated based on 10,045,293 shares of common stock, par value $.001 per share, outstanding as of October 20, 2016, which number of shares is taken from disclosures made by Surge Components, Inc. in its definitive proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 24, 2016.

	CUSIP No. 868908104	13D
(1) NAMES OF REPORTING PERSONS Michael D. Tofias
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,568,123 shares
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
1,568,123 shares
(10) SHARED DISPOSITIVE POWER
0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,568,123 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

*Percentage calculated based on 10,045,293 shares of common stock, par value $.001 per share, outstanding as of October 20, 2016, which number of shares is taken from disclosures made by Surge Components, Inc. in its definitive proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on October 20, 2016.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 26, 2016 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” are deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.	Purpose of Transaction.

On December 22, 2016, the Issuer and its incumbent directors Ira Levy, Steven J. Lubman, Alan Plafker, Lawrence Chariton, Gary Jacobs and Martin Novick, on the one hand, and the Reporting Persons, on the other hand, entered into a Settlement Agreement (the “Settlement Agreement”).

Pursuant to the Settlement Agreement, the Reporting Persons have withdrawn their nominations of two director candidates for election at the Issuer’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) and all of their proposals of business. They also have ceased all solicitation efforts in connection with the 2016 Annual Meeting. At the 2016 Annual Meeting, the Reporting Persons will appear in person or by proxy and vote their shares of Common Stock for (1) the Board’s nominees for director; (2) the ratification of the appointment of the Issuer’s independent registered public accounting firm; and (3) the ratification of a rights plan designed to protect the Issuer’s net operating losses. The Issuer will hold the 2016 Annual Meeting on January 5, 2017.

The Board and the Reporting Persons agreed to engage in good faith discussions to identify a mutually acceptable independent director to join the Board as a Class C director (the “New Director”) with a term expiring at the Issuer’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”). The Board and the Reporting Persons further agreed to use their respective reasonable best efforts to agree on the New Director prior to February 28, 2017. The New Director will be offered membership on each of the Board’s committees (whether existing on the date of the Settlement Agreement or formed afterward). The Board has also agreed to include the New Director among its director nominees for the 2017 Annual Meeting.

The Issuer agreed to commence, and to use its reasonable best efforts to consummate, an issuer self-tender offer to all stockholders to repurchase at least 5,000,000 shares of Common Stock at a price of $1.43 per share (the “Tender Offer”). Subject to the satisfaction of customary conditions, if the Tender Offer is not completed by March 15, 2017, then (1) the Issuer will appoint the Reporting Persons to the Board and, if necessary, reduce the size of the Board to six directors, and (2) the Reporting Persons’ obligations under the Settlement Agreement will generally terminate. The Reporting Persons have agreed to tender all of their shares of Common Stock in the Tender Offer. However, the Reporting Persons are permitted to, among other things, sell any of their shares of Common Stock in open-market transactions at any time.

The Issuer agreed to take all steps necessary and within its power to reincorporate from Nevada to Delaware and to begin the process of declassifying the Board. The Issuer will use its reasonable best efforts to complete these actions by June 30, 2017, including convening a special meeting of stockholders to approve these actions. The Reporting Persons agreed to vote all of their shares of Common Stock in favor of these actions at such stockholder meeting.

The Reporting Persons agreed to customary standstill restrictions, including not (1) acquiring any voting securities (or voting rights decoupled from the underlying securities) of the Issuer; (2) nominating or publicly recommending any person for election to the Board; (3) soliciting proxies; or (4) participating in the calling of a special meeting of the Issuer’s stockholders. Subject to earlier termination for breach of the Settlement Agreement, these standstill restrictions last until 15 business days prior to the deadline for director nominations and stockholder proposals for the Issuer’s 2019 Annual Meeting of Stockholders.

The Reporting Persons agreed to withdraw all litigation against the Issuer and its directors. The Issuer will reimburse the Reporting Persons for up to $300,000 of expenses incurred in connection with their investment in the Issuer. The parties to the Settlement Agreement also agreed to customary mutual non-disparagement provisions and mutual releases of claims.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 2 and is incorporated into this Item 4 by reference.

On December 22, 2016, the Issuer issued a press release concerning the Settlement Agreement. The press release is attached as Exhibit 3 and is incorporated into this Item 4 by reference.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Settlement Agreement is incorporated into this Item 6 by reference.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing, Group and Solicitation Agreement.*
2	Settlement Agreement, dated as of December 22, 2016, by and among Surge Components, Inc., Ira Levy, Steven J. Lubman, Alan Plafker, Lawrence Chariton, Gary Jacobs, Martin Novick, Bradley P. Rexroad and Michael D. Tofias.
3	Press Release issued by Surge Components, Inc., dated December 22, 2016.

 * Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2016

BRADLEY P. REXROAD

/s/ Bradley P. Rexroad

MICHAEL D. TOFIAS

/s/ Michael D. Tofias

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing, Group and Solicitation Agreement.*
2	Settlement Agreement, dated as of December 22, 2016, by and among Surge Components, Inc., Ira Levy, Steven J. Lubman, Alan Plafker, Lawrence Chariton, Gary Jacobs, Martin Novick, Bradley P. Rexroad and Michael D. Tofias.
3	Press Release issued by Surge Components, Inc., dated December 22, 2016.

 * Previously filed.

Page 7 of 7